Exhibit 99.4

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q4 2022 Magna International Inc Earnings Call EVENT DATE/TIME: FEBRUARY 10, 2023 / 1:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director CONFERENCE CALL PARTICIPANTS Adam Michael Jonas Morgan Stanley, Research Division - MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Michael W. Glen Raymond James Ltd., Research Division - Director Peter Sklar BMO Capital Markets Equity Research - Consumer Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst PRESENTATION Operator Greetings, and welcome to the Q 4 and year - end 2022 results and 2023 outlook conference call . (Operator Instructions) As a reminder, this conference is being recorded, Friday, February 10 , 2023 . I would now like to turn the conference over to Louis Tonelli, Vice President of Investor Relations . Please go ahead . Louis Tonelli - Magna International Inc . - VP of IR Thanks, Chris . Hello, everyone, and welcome to our conference call covering our ' 22 results and our 2023 outlook . Joining me today are Swamy Kotagiri, Vince Galifi and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for 2022 as well as our financial outlook . We issued a press release this morning outlining both of these . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide today included in our presentation that relates to our commentary . This morning, we'll cover our 2022 highlights as well as our Q 4 results . We'll then provide our 2023 outlook and lastly, run through our financial strategy . And with that, I'll pass it over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Louis . Good morning, everyone . Today, I'll recap 2022 , comment on our results and address our outlook . 2022 was another difficult year for the automotive industry and for Magna . The year started with continued supply chain disruptions, most notably the lack of semiconductor chips, which was expected to improve considerably during ' 22 , but instead remain an issue throughout the year . Although vehicle built recovered 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

from the 2021 levels, OEM production schedules remained volatile throughout 2022 , which drove significant inefficiencies in our operations, including tapped labor, overtime and staffing availability issues to name a few . It also had an adverse impact on our ability to achieve our continuous improvement plans and optimize our cost structure across the company . We also started 2022 expecting net input cost inflation of about $ 275 million year - over - year . The conflict in the Ukraine created additional input cost pressure, particularly in energy, and China's zero COVID policy resulted in lockdowns and further supply chain pressures . These factors drove an additional $ 290 million of net cost headwinds, primarily energy - related . Despite significant cost volatility through 2022 , we were able to slightly improve from our revised $ 565 million in net input cost from our April Q 1 call . We ended at $ 530 million for the year . In the context of this industry environment, a tremendous amount of effort was expanded by our team to manage through the challenges, launch business, negotiate customer recoveries and resolve commercial items . We were also successful in booking a record amount of business for Magna . So while we are not happy with our 2022 results as a whole, and especially with underperformance in some of our facilities, I am appreciative of the tremendous efforts made across the company . Unfortunately, we ended a difficult year with disappointing Q 4 results relative to our expectations entering the quarter . Although our sales of $ 9 . 6 billion in the fourth quarter of 2022 were up 5 % year - over - year compared to our outlook, Q 4 sales were lower and mix was negative with our operating segments down almost $ 400 million, excluding complete vehicles and the impact of foreign exchange . Turning back to year - over - year . EBIT margin for Q 4 declined to 3 . 7% . This was due to both internal and external factors . Internal factors included higher warranty expense, which cost [us about] 35 basis points, provisions against certain balance sheet amounts about 30 basis points and operating underperformance at a facility in Europe by approximately 25 basis points . External factors included continued inefficiencies caused by ongoing last - minute reductions in OEM production schedules and a customer footprint decision that resulted in our having to take asset impairment charges, which was about 5 basis points . These were partially offset by higher commercial resolutions, which positively impacted us by about 25 basis points . Our adjusted EPS was $ 0 . 91 for the quarter, ending the year at $ 4 . 10 , and mainly as a result of lower EBIT, free cash flow in Q 4 was $ 340 million, which was below our 2022 outlook . I recognize that we have operations that have underperformed our expectations this past year . However, operational excellence remains core to Magna, a key differentiator and a fundamental element of our strategy going forward . Although we incurred additional cost to do so, we once again managed to minimize disruption to OEM production despite continued supply chain challenges and volatile schedules . Our customers continue to recognize our efforts in operational excellence and innovation . Last year, we received 107 customer awards, and our progress continues towards net carbon neutrality in our operations . Part of how we address operational excellence is through a focus on people . We developed the operational management accelerator program to enhance the technical breadth of our future general managers and leaders . This will ensure we can fill the pipeline of future leadership across Magna . And I'm proud that Magna received 14 leading employer recognitions this past year, including from Forbes for the sixth consecutive year as world's best employer . Turning to sales growth . We outgrew our markets in 2022 by 7% . And once again, we achieved this outgrowth in each of our major regions, North America, Europe and Asia . We were awarded a record amount of business, about $ 11 billion annually for 2022 . This represents more than 30 % above the average of our last 5 years of awards . We expect this to drive strong sales growth over market and improved returns as these programs launch . And we signed an agreement to acquire Veoneer Active Safety . This will further accelerate our growth and position us as a leader in the fast - growing ADAS market . We have begun planning to ensure a smooth integration of the business once the transaction closes this year . Finally, we remain committed to innovation . We were awarded substantial new business in a number of core innovation areas . This includes battery enclosures, E - Drives, Driver Monitoring Systems and Smart Access Power Doors . We won another automotive news -- PACE award, our sixth such award in the past 8 years . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Our commitment to innovation continues . As we communicated last year, we increased our R&D investments in mobility megatrend areas in 2022 to support awarded programs and opportunities . With that, Pat, I'll pass it off to you . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . I'll start with a detailed review of our financial results . As Swamy indicated, our 2022 results were impacted by continued significant disruptions in OEM production schedules, mainly due to supply chip shortages and input cost inflation in our primary markets to levels we have not experienced for decades . Overall, global light vehicle production increased 6 % in 2022 or 5 % weighted for our geographic sales . Our consolidated sales rose 4 % year - over - year . On an organic basis, our sales increased 12% , driving a 7 % weighted growth over market for the year and (inaudible) customer recoveries . However, our adjusted EBIT margin and EPS declined during 2022 . The [single] most significant factor being input cost headwinds, net of customer recoveries, which reduced our consolidated EBIT margins by about 150 basis points . The start - stop production impacts, while difficult to quantify, were also a meaningful headwind, negating some of the positive impact of higher sales . In addition, operating inefficiencies at a BES facility in Europe cost us about 35 basis points . Entire engineering to support our activities in electrification and ADAS negatively impacted margin by 25 basis points . Partially offsetting these favorable was favorable commercial resolutions that benefited margin by about 45 basis points . For the fourth quarter, global light vehicle production increased 5 % as North America increased 7% , China increased 3% , while Europe declined 1% . On a Magna - weighted basis, production increased 5 % in the fourth quarter . Our consolidated sales were $ 9 . 6 billion compared to $ 9 . 1 billion in Q 4 2021 . We had strong relative sales performance in the quarter with organic sales outperforming weighted production by 8% , again, in part due to customer recoveries However, continued OEM production schedule volatility negatively impacted our pull - through on the higher sales . We had disappointing EBIT margin performance in the quarter, which resulted in Q 4 EPS that was also lower than we expected and lower than 2021 . Let me take you through the specifics on our margin . Adjusted EBIT was $ 356 million, and adjusted EBIT margin decreased 190 basis points to 3 . 7% , which compares to 5 . 6 % in Q 4 2021 . The lower EBIT percentage in the quarter reflects higher engineering spend for electrification autonomy, increased net warranty expense, higher launch costs, operational inefficiencies at a facility in Europe and provisions recorded against accounts receivable and other balances . These are partially offset by the impact of foreign currency translation, commercial resolutions and higher contribution on sales, although significantly hampered by OEM production volatility . As we indicated in our early warning press release last month, some of these items were not anticipated when we provided our outlook in early November 2022 . In particular, the net warranty costs, the provision against AR and other balances and the timing of net engineering expense . Turning to a review of our cash flows and investment activities . In the fourth quarter of 2022 , we generated $ 501 million in cash from operations before changes in working capital and a further $ 755 million from working capital . Investment activities in the quarter included $ 750 million for fixed assets and $ 186 million for increase in investments, other assets and intangibles . Overall, we generated $ 340 million of free cash flow in Q 4 . We also paid $ 126 million in dividends in the quarter . Growing our dividend remains an element of our stated financial strategy . And yesterday, our Board approved an increase in our quarterly dividend to $ 0 . 46 per share, reflecting the Board and management's collective confidence in the outlook for our business . We have increased our dividend per share at an average growth rate of 11 % going back to 2010 . And now I will pass it back to Swamy for comments before I get into the specifics of our outlook . Please note that our outlook excludes the pending acquisition of Veoneer Active Safety . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thanks, Pat . Over the past couple of years, we've been highlighting our go - forward strategy to propel our business into the future . While it is still early days and despite the difficult industry environment, we are making progress in our strategy . You're going to see that this progress is reflected in our 3 - year outlook, mainly through investments in megatrend areas . We start to see some results of our strategy over the next 3 years, but most of the benefits are expected to be realized beyond our outlook period . As always, our outlook reflects both tailwinds and headwinds . Now in terms of tailwinds, we're launching content on a number of new programs, which is contributing to sales growth . Compared to 2022 , we anticipate higher global auto production growth during our outlook period, although the growth rate is well below what we expected a year ago . As I said earlier, we continue to increase our business in megatrend areas, particularly electrification and autonomy . This additional business is leading to increased investment . In terms of headwinds in our outlook, while we experienced some improvement in 2022 , we expect continued OEM production schedule volatility, primarily due to semiconductor supply constraints . Our business is facing further inflationary input cost impacts compared to 2022 , especially in labor and energy as well as lower scrap revenue . We expect incremental input cost headwinds, net of recoveries of approximately $ 150 million for 2023 . However, I'll tell you that we continue to pursue additional recoveries associated with ongoing input cost inflation . Our prices need to more closely reflect the cost environment we're currently operating in . Lastly, with the existing macro environment, there is a risk that auto demand may be negatively impacted . So how does all this translate in our key financial metrics? We expect continued strong organic sales growth in the range of 6 % to 8 % on average per year over our outlook period . We anticipate margin expansion of 230 basis points or more from 2022 to 2025 . Our engineering investments in megatrend areas should continue to average about $ 900 million annually before customer recoveries . And capital spending is expected to increase mainly to support our significant business growth, particularly in megatrend areas . Lastly, we expect our free cash flow generation, which has been impacted by the industry environment over the past couple of years to significantly improve over our outlook period, as margins expand and get through our heavy period of investment for growth . As a result of the increased investment spending and the pending acquisition of Veoneer Active Safety, we plan to increase our debt during 2023 . As we continue to execute against our long - term strategy, our # 1 priority in 2023 is operational excellence to improve margins and returns as well as the seamless integration of the Veoneer Active Safety business once the transaction closes . Now I'll pass the call back to Pat to take you through the details . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy . I'll start with the key assumptions in our outlook . Our outlook reflects relatively modest increases in vehicle production in each of our key regions relative to 2022 . For ' 23 , our global light vehicle assumption is up about 2% . In North America and Europe, our two largest markets, volumes in 2023 remain well below levels experienced in 2019 . However, we expect the increased production in both markets through 2025 . In China, we expect a modest decline in ' 23 and growth from 2023 to 2025 . We assume exchange rates and our outlook will approximate decent rates . This reflects a slightly weaker Canadian dollar and Chinese RMB and slightly stronger euro in each case relative to 2022 . Net - net, the impact of currency to our outlook is expected to be negligible . I will start with our consolidated outlook . We expect consolidated sales to grow by 6 % to 8 % on average per year out to 2025 reaching almost $ 45 billion and potentially as high as $ 47 billion . The growth is largely driven by the higher vehicle production and content growth, including as a result of the launch of new technologies across our portfolio . These are partially offset by the end of production on certain programs and the disposition of a manual transmission facility . On an organic basis, we expect consolidated sales growth to also be between 6 % and 8 % on average per year out to 2025 . Excluding complete vehicles, we expect our organic sales to grow between 8 % and 10 % on average . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

For 2023 , we expect organic sales growth of between 5 % and 9 % compared to global production of 2 % or weighted growth of about 3 . 5% . You'll see that this growth requires additional capital . In addition, we are expecting significant sales growth from unconsolidated joint ventures over the next few years, including our LG JV for electrification components and systems, our integrated E - Drive JV in China and a new seating JV in North America . We expect our consolidated margin to be in the 4 . 1 % to 5 . 1 % range in 2023 . As Swamy noted, we expect continued input cost pressures in 2023 but we are focused on mitigating higher manufacturing costs, via operational improvements and additional inflation recoveries . Relative to 2022 , our ' 23 margin is expected to benefit from contribution on higher sales, operational improvement initiatives, lower warranty costs and the impact of certain AR and other provisions incurred in the fourth quarter of ' 22 . Offsetting these are lower expected commercial resolutions compared to 2022 , higher net input costs of about $ 150 million, including $ 50 million related to lower scrap sales, lower license and royalty income and higher launch and new facility costs . While we do not provide a quarterly outlook, we do expect ' 23 earnings to be lowest in the first quarter of ' 23 , in fact, below the Q 4 level and improve sequentially as we move throughout the year . We expect a step - up in margins from ' 23 to 2025 . This is largely driven by a contribution on higher anticipated sales, continued execution of operational improvement initiatives, higher equity income and lower launch and new facility costs . Many of the same factors that are impacting consolidated sales and margins out to 2025 are also impacting our segments . In the interest of time, we will not run through the segment detail . However, we are happy to discuss any questions . Next, I would like to cover some of the highlights of our financial strategy . We have been consistent in communicating our capital allocation principles over the years, and I'd like to reiterate these . We want to maintain a strong balance sheet, ample liquidity with high investment - grade ratings, invest for growth through organic and inorganic opportunities along with innovation spending and finally, return capital to shareholders . As we begin 2023 , our leverage ratio is just above the high end of our target range, substantially due to the recent impacts of the auto environment -- EBITDA . As Swamy noted earlier, given our investment needs and capital spending, working capital and to fund the acquisition of Veoneer Active Safety, we plan to increase debt in 2023 . We expect to maintain high investment - grade ratings with credit rating agencies . And based on our current plans, we anticipate bringing our leverage ratio back into our target range by the end of 2024 . We are entering a period of somewhat cyclical capital investment to support growth, similar to what we experienced in 2016 to 2018 . We expect capital spending to be approximately $ 2 . 4 billion for 2023 and to modestly decline from these levels out to 2025 . Compared to our 2022 level, about $ 1 billion of our incremental capital spending in the ' 23 to ' 25 period relates to our upcoming sales growth in megatrend areas during and beyond our outlook period . This includes almost $ 500 million in capital in 2023 alone . Based on our current plans, CapEx to sales will reach a peak this year before beginning to decline again . The global and industry challenges have hampered our free cash flow over the past few years . And based on our increased capital spending in the near - term, will impact free cash flow . However, based on our current plans, we expect significantly improving free cash flow throughout our outlook period . In summary, we expect continued organic sales above market, increased investments to support further growth and opportunities in megatrend areas, margin expansion over outlook period, including through ongoing operational improvement activities, and increasing free cash flow as sales and margins expand in our gross spending subside . As Swamy said, we are highly focused on the integration of Veoneer Active Safety and getting back into our targeted leverage range over the next couple of years . Thank you for your attention . We will be happy to answer your questions . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call QUESTIONS AND ANSWERS Operator (Operator Instructions) And our first question is from the line of John Murphy with Bank of America . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Just a couple of questions on the sort of the near - term and midterm outlook . I mean, if we look at the ' 22 to ' 23 numbers, I mean, you can certainly argue that the small decremental margin, right, as earnings could go down, even the sales go up on the low end, but then you could get something to sort of 13 % or sort of mid - teens, depending if you want to include the unconsolidated sales in there . It's kind of a wide range . And I know you kind of highlighted some of the factors here . But I mean, if you were to think about sort of the extreme to the downside, what do you think would really drive that? I mean the upside seems, like it's kind of more normal in the process, but the downside seems like it's pretty extreme . What would take you to that low end of the range? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think some of the things that I mentioned, right, have been difficult to quantify . And the one significant that shows up in my mind is the production volatility . Just to give a context and put some amount of magnitude around it without naming customers or platforms, if I just look across the major customers that they have, there are some programs where the volumes are in the 50 % to 60 % of the contracted plan . On top of that, at these low volume numbers, the variability of the production schedule is hovering anywhere between 35 % to 50% . And that is a significant inefficiency hit in terms of managing labor, looking at (inaudible) labor or just looking at the overall cost structure . I would say that is one significant impact . The other one is energy in Europe, how it ends up and how it progresses . And obviously, the third one is a significant headwind in terms of inflation and input costs . And it's a complex equation that we're trying to solve here . And that's kind of the reason why -- and looking at the geopolitical and macroeconomic issues, I think are the reason for the broader range that we're looking at . And I think we'll be able to get a little bit more granularity as the year goes by . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And Swamy, the one plant -- or it seems like there's one plant in Europe that's causing you problems . I mean this kind of happens from time to time, there's one underperformer in the large portfolio . Can you kind of highlight or give us some details around what's going on with that? Because it sounds like it's called out as one specific plant and what the turnaround process is there? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes, John . It's a BES facility, and I think I talked about it in the last 2 quarters . And it's basically the planning and efficiency, and I talked about a little bit in looking at the specifications and how it was underestimated, which led to a lot of constraints on production capacity and [strike] . But the good news is that over the last 2 quarters, it has been stabilized and the expected impact that we have planned in Q 4 came as we expected . So I think the facility is stable, and we are continuing to improve in 2023 . But I think I've mentioned in the past, it takes a little bit of time to balance the capacity back to normal . Some of the outsourcing that we bring back in get the stability that is needed, put the capacity that was needed . I'm confident that we are on the right path in that one . But you're right, that is the one facility that has had a significant impact in the numbers on the underperformance bucket . 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then just second on the midterm, the ' 23 to ' 25 in your guidance, I mean, you once again, kind of 27 % incremental . So after what we're seeing from ' 22 to ' 23 , I think there's a little bit of consternation that those might be a little bit on the optimistic side . I mean is this really a question of the markets normalizing on volume and volatility and cost inflation normalizing? Or is there something else that you can really control that will drive that kind of upside? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director There's a couple -- yes, a few factors, John . I think one definitely is -- we can just hope, right? We are hoping that the market stabilizes, but we can just bank on that . Some of it is accelerated continuous improvement, how we're looking at it . We have had discussions in ' 22 on recoveries with customers and they continue to happen, and we have started those discussions for ' 23 already back in the Q 4 of ' 22 . So they really know where we stand . And it's not just limited to 2023 . There is pre - 2023 discussions that continue to be had . So it's a mix of all of those . But I think we're also looking at the operational efficiency and excellence that I talked about is going to be a key priority, right, get back to the cash flow generation, looking at not even having the surprises that we've had, looking at true causes and how do we make it better . So it's a combination of those . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Seems like you're being awful polite given the volatility in the schedules that you're being given . Just lastly, real quick on Veoneer, what will be the financial impact? If you can just remind us on cash out the door accretive when it becomes accretive? And if we think about that in the context of the balance sheet . Does that put us in a position where there's likely to be no buybacks in ' 23 and ' 24 as capital is allocated in that direction that balance sheet normalizes? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO John, it's Pat . Let me -- maybe I'll answer those in reverse order, if that's okay? So if you think about the share buybacks, our financial strategy has been pretty clear, which is # 1 priority is investment grade ratings, # 2 is to grow the business . And then if there's cash left over after those activities, we'd be returning it through share buybacks . Given the capital levels and the acquisition of Veoneer, our intention would be that we're not going to have any share buybacks in 2023 , and we will normalize come back within our targeted leverage ratios and that we would obviously revisit that in 2024 . Veoneer itself, on the acquisition, we're still targeting a midyear close on that transaction . On a stand - alone basis, they're expected to be post breakeven in 2023 , on a full year basis, where it's going to be marginally decremental in 2023 , given the PPA that we have in there . As we move into ' 24 , the first full year of ownership, we expect it to be breakeven at the Magna level excluding PPA . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst I mean the cash out the door for that? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO The transaction price is approximately $ 1 . 5 billion . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question is from the line of Adam Jonas with Morgan Stanley . Adam Michael Jonas - Morgan Stanley, Research Division - MD So a question on your actions . What are you doing specifically, what's the plan to improve these very disappointing results, Swamy? I mean I see you call out cutting discretionary costs and securing more inflation recoveries, which may or may not be in your control, but let's assume -- I think the market's going to assume not fully in your control . You addressed a plant in Europe . But is it time -- from my history covering Magna, there's never really been -- it's been a long time since you've done like a more sweeping restructuring because you always have the Magna way and is continuously happening . But is there -- is this a chance when your margins are falling and your CapEx is rising into this environment where you need to do something a little more significant on the restructuring side . If you could be specific with how we should think of that, that would be great . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Fair point . Very good question . I think if you think back from 2018 timeframe, we did actually restructure and talked about the cost base . And unfortunately, with the COVID and everything, we didn't see the impact that we thought we would but we did see it and we got to offset by a lot of stuff . So that's one . Discretionary spending and past recoveries are just a couple of elements that we're talking about . But I think like I said, one of the key factors is looking at -- production volatility is given . Hopefully, it gets better, but it's been that long enough . We are looking at how the discussions we had and how do we address it . So we can have a little bit of a more stable run rate and look at cost optimization across, whether it is to offset the labor inflation side of things, or some of the other cost inputs that are coming . That's going to be important for us . So that, I would say, is the more broad sweeping initiative across the company . In terms of restructuring, I think that is an annual process that we go through to see reconsolidation divestitures . If you look back in the last 3 years, we've done that and we continue to do so . But I think the key is going to be looking at how do we get the cost base and new cost base, given the volumes that we're seeing over the near - term and the midterm, which is not really recovering to the 2019 levels . I would say that is going to be the fundamental focus and priority for us, to get the class basis to where we need to give the volumes . And I think the volatility is something we have to take into account will be there, and we have to address it . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO And if I can just add, Swamy . Sorry, Adam, when you think about that infrastructure, we - - Swamy mentioned, we have done significant restructuring . We've looked at the product portfolio and taken out -- whether it's significant groups . But the outlook we do provide on a, I would say, a adjusted basis . So we do have significant restructuring even in our 2020 to 2022 period, we recorded significant charges in Q 4 , and we're going to continue to restructure our footprint for a couple of reasons ; one is [a vice transition] to the BEVs we're going to have transition has to happen there . But we're also transitioning our footprint from higher - cost regions into best - cost countries, and that's going to continue . So when you look historically, where we have those cost, those are going to continue in the future as we move forward . And some of the margin improvement we're anticipating on the earlier question is driven by these restructuring actions . Adam Michael Jonas - Morgan Stanley, Research Division - MD Just one follow - up on the capital intensity . You look back 10 years, 20 years on Magna and your CapEx has been around 4 % of sales . And I've never seen it at 6% . You're going to be near there this year . You called out that, that's kind of temporary and it will decline thereafter . But beyond that, FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

as we think of the shape of decline from 6% , are we -- is 4 % the wrong number? Is a new normal, maybe closer to 5% ? It seems like the capital intensity in the business might be structurally rising for the next few years . Am I wrong there? Should we kind of throw that 4 % out the window? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I think in the near - term, Adam, the 4 % would be below . I was at a very -- actually Swamy, myself, we were at a very capital - intensive group in our career . And really what you see when you look at a cycle where you have awards, the growth is just not lumpy . And right now, with the growth that's ahead of us, you're putting heavy investment in and this is beyond a Magna issue as well where you're growing with a new industry when you're looking at EV penetration is going up, and we're transitioning our portfolios from one to the other . But more importantly, we're growing with new products that requires significant capital . So we are above 5% . We expect to be above 5 % through our outlook period but it's going to normalize . Where is it going to normalize down to? I see no reason it wouldn't normalize back down to where we've operated historically . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director And a little bit more color, Adam . I think we operated generally around $ 1 . 8 billion or so, even for 2022 , and we ended up at $ 1 . 7 billion . Some of it was deferrals into ' 23 . And as I mentioned, we had a record level of awards in 2022 . That means requires capital prior to program launches . And as I said, this is a 30 % higher than 5 - year average bookings . So I would say about $ 500 million of that is in 2023 alone is in the megatrend areas . This includes battery enclosures, which is the lion's share, and along with power and electrification and new mobility . But I think as Pat mentioned, we expect this to be back to the normal levels . We are confident that how we see it unless there is a new business, which would be good news at that point . But the ratio should be back to where we historically have been . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO But Adam, if I could just add, just to be clear, these investment decisions are return - based transactions, and we haven't compromised our return expectations . This is capital that we're growing . If you come back to our capital allocation strategy, its # 1 priority is to grow the business, grow it internally, externally, whether it's greenfield, brownfield . But if we're generating returns at our appropriate expectations, that's our priority, and we continue down that path . We haven't made a decision to decrease returns with the objective of growing sales . This is -- the objective is to grow returns in the future and drive value for shareholders . Operator Our next question is from the line of Peter Sklar with BMO Capital Markets . Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst You've talked this morning about the elevated level of engineering costs that you're incurring . It sounds, like they're mostly related to vehicle electrification and ADAS . So can you talk about, like how do you get a return on that investment? Is there a customer reimbursement and this is a timing issue? Or do you recover it through the programs? And I assume you recover these costs through the programs . And when is the crossover point when these programs are [almost] sufficient? They ramp -- they've begun, they've ramped, they're of sufficient scale that you start to recover some of these costs? FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Peter, I'll start and Swamy, jump in . So when you think about the engineering spend, we say they're elevated . I would say they're fairly consistent with our previous outlook where we would have been guiding . When you think about some of these new types of products we're getting into, they're higher engineering and we just spoke about capital intensity, and that applies in our industrial group where you buy assembly lines, brick, mortar that type . When you move into electrification and ADAS type programs, your capital spend tends to be lower, but it's replaced with an engineering analysis . But our program analysis, our quoting models don't change . It's still viewed as a -- if we treat it effectively as a capital spend . So that's kind of the return profile . When you think about the engineering spend that goes through our books, It is -- as you said, it's two pieces . There's a piece that's up some upfront payments prior to program prior to SOP . The second portion is you might have it recovered . So you'll see this other asset spend we referred to and this is guaranteed spending that we recover over the program life . And then the third obviously just comes through piece price recoveries . All that means a long answer, our expectations are we we're going to win, we're going to recover all that engineering spend and the returns on those programs are equal to the returns we achieved in the rest of our portfolio . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director And I think that's one of the things we said that we are expecting the net engineering to be relatively neutral to earnings through our after period and it's going to be $ 900 million annually as we have talked in the past . So just talking about the Q 4 , it's just a matter of timing . Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Okay . And I believe I heard you say, Pat, that you expect that earnings are going through - - 2023 quarterly earnings are going to improve sequentially about the earnings level on an adjusted basis in Q 1 would be less than the Q 4 that you just reported today . And when I look at -- just looking at the industry vehicle production volumes, like North America and Europe are going to be up quarter - over - quarter . So why -- what are the dynamics that's causing Q 1 to look a little bit weaker than Q 4 ? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO So if you think about Q 4 , you normalize it for some of the unusuals, and we take that . I would say that's factors going one way . When we move into Q 1 , we did have some positive commercial settlements in Q 4 that just the nature of how these discussions proceed, Peter, and a split of what's continuing versus what's new . Those discussions will [tend to resolve], so we're conservative in our accounting procedure . So we're going to only record those recoveries as incurred or received . So I think it's slightly below Q 4 levels, Peter, and then we're going to see growth as we come through . And the other factor you have to consider is as we go through the year, we're expecting volatility in the industry to improve just as we move throughout the year . So I would say it's a combination of unusual items in Q 4 , it's the inflation recovery is being pushed into Q 2 , Q 3 , Q 4 similar to what we experienced this year, and then normalization of the OEM production schedules . Peter Sklar - BMO Capital Markets Equity Research - Consumer Analyst Okay . And then just lastly, like one of the issues that you've raised for -- on the Q 4 earnings has been higher warranty accruals . So what's going on? Is there any one program that caused this? Or is it just kind of random from quarter to quarter? FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director No, Peter, I think this was specific, one product line or one program product in electronics that cost the warranty issue in the (inaudible) segment . Can't get into the specifics, obviously, with the customer in all of that . But it was one specific program, contained and understood . It is done . It's behind us, and it's related to electronics . Operator Our next question is from the line of Mark Delaney with Goldman Sachs . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst The company's 2025 EBIT margin outlook is about 100 bps lower than what the company thought it was going to do for 2024 when you gave that 3 - year plan a year ago . The revenue views are pretty similar to what you think you'll do in ' 25 versus what you thought in ' 24 . So it doesn't seem like there's any change to the revenue view that 3 years 4 , but margins are now 100 bps or so lower . So could you bridge us what's changed on the EBIT margin potential of the business in 3 years? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes, I would say the most meaningful change from what we said last February to what we're talking about is lower volumes, right? We talked about the higher level of net input costs and lost sales and contribution from our business in Russia . I would say those are the significant points that account for the change . And you've got to look at margin loss, right? Our percentage has been negatively impacted by increased revenues and costs from inflation . And I keep repeating this, but if the - - if you take into account the loss due to the volatility in production schedules, the inefficiencies, we're not discounting that . It will be fully done . Hopefully, it does, but that's been a negating factor, too . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst Got it . And my second question was on the pricing environment and the ability for Magna to get recoveries from customers . Maybe you can elaborate a little bit more specifically on what happened in the fourth quarter? Because I know it was a positive in the quarter, but I don't think it was as much of a positive as the company had originally been guiding for . So what happened in the fourth quarter on recoveries? And can you talk a little bit more on what's assumed in recoveries for 2023 in terms of what would get the company to the lower end of the guidance? And what would have to happen with recoveries to get to the higher end of the guidance? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think, Mark, maybe I just want to clarify . We have guided to, from a net cost inflation - wise, was about $ 565 million in our Q 1 April, and we ended up at $ 530 million . So that was one . I mean when we talk about settlements, I think we've got to take all of this into account as we've had discussions, right? Some of it is -- are coming in terms of more process - oriented long - term adjustments in terms of our recovery . Some of it is coming in lump sums . And some of it is offset to give back and so on . So were the customers have, for example, a change in [Russian] footprint or volume agreements that -- contracts, that ends up in commercial settlements . So our guide to what we said the net inflation cost was going to be, I think we held and did better . Commercial settlements are really a little bit in terms of negotiations overall, which ended up in the fourth quarter . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Just to add to that . So Swamy, you're exactly right . So relative to expectations, we outperformed and that's what drove the decrease from the $ 550 million down to the $ 530 million Mark, on a year - over - year basis, you're correct, where we do have headwinds on a year - over - year basis . So relative to expectations we outperformed on a year - over - year basis -- it's all for the quarter . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst Okay . And just one last one for me, if I could, please . The warranty expense, I believe I heard it's contained to ' 22 . So you're not expecting that to be an issue in the ' 23 guide . This underperforming facility, maybe you can elaborate how much of a headwind do you expect that to be (inaudible)? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Relative to ' 22 , Mark, the operating facility in Europe is expected to be a positive . So as we said earlier, we have the headwinds of ' 22 , relative to expectations . We move into ' 23 , we're seeing improvements . We have this is full focus . We have a team dedicated to it . And we're driving to execute everything Swamy is talking about as far as increasing capacity, reducing the outsource, and we're seeing the benefits of those actions take place already, and they're going to continue to improve both throughout the year . Operator Our next question is from the line Itay Michaeli with Citi . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector Just two questions for me . I was hoping that we could go through some of the segment margin walk on Slide 30 and particularly on a complete vehicle assembly for ' 23 and 2025 . And then just secondly, hoping you could also comment on kind of what you're seeing the latest on overall production volatility by region and whether you're starting to see any signs of stabilization that kind of supports the outlook for improvement in Q 2 and beyond . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO It's Pat . I'll start with the first one as far as the margins in complete vehicles, and Swamy can jump in on the schedules . So looking at the complete vehicles, the margin from 2022 into 2023 , there's a few factors that are driving that . In ' 22 , we did have -- we did benefit from some customer settlements and licensing income, so we have licensed out at EE architecture . Both of those are expected to recur in 2023 . Those two factors are a negative drag of about 70 basis points . The second bucket I would refer to is we do have higher input costs . This is an operation in Europe where we do have significant labor and energy headwinds . And at the same time, we do have engineering program specific costs that are accelerating in 2023 versus ' 22 . Those two factors combined for about a 90 basis point impact . And then obviously, as we've discussed previously, we're transitioning that facility as we move certain programs out and launch new ones . And those costs are a drag on earnings just by the nature of incurring costs and lower revenues . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector Terrific . That's very helpful . And maybe just a comment on the production volatility . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think the production volatility in terms of a couple of programs, right, significantly lower than what the expected volumes were . And we always plan to some degree, launch - related costs where there's more than estimated, sometimes as the launches go through . And I think there is a little bit in terms of that level of cost associated with this transition that's been a drag . Operator Our next question is from the line of Colin Langan with Wells Fargo . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Just wanted to follow - up on input costs . You noted it was $ 150 million for this year . Any color on what percent recoveries you're kind of assuming in that, so we can kind of gauge the sort of expectations there? And you said you ended at $ 530 million for ' 22 . Is the long - term plan to get 100 % of that? Any color on that? And of that, when you negotiated last year, is all of that locked in? Or do you have to renegotiate if costs don't come down versus (inaudible)? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director As I said in my previous comments and to a previous question, some of these settlements, right, are long - term (inaudible) changes in [Page 5 ] going forward programs being [invested], which takes a bit of volatility and so on . And some of it is just addressing the amount specific to the year of ' 22 . But it does give us a framework and a precedent . So it's a combination of addressing both together . We won't get into the specifics of customers and how and what . I can definitely say that we have started the discussions in Q 4 . The customers know where we stand . Obviously, we want the economics to reflect the currency in terms of where the market is . So it's a combination of those . Like Pat mentioned, there's a lot of these discussions ongoing . And then we're going to use what we had in ' 22 , but the discussions on ' 22 , even or pre - ' 23 , I would say it's not even done, right? So we continue to pursue recoveries on all aspects, not just for ' 23 , but some elements of ' 22 . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst I guess just put it another way, I mean, are you thinking of this as this is your portion of the costs that you're going to have to find ways of coming out over time? Or you're thinking customers, eventually, you'll be able to get this through customers in some period? As I think other slides have talked some of this -- is just a responsibility at this point . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Some of it is -- it's both, right? There are some which are indexed, some which are -- I talked about production volatility and scheduling . We definitely want -- we (inaudible) in helping . And as we said, we did not cause any disruptions, but it comes at a cost . So we have to work together to figure out how to reduce that volatility, so we can address the cost base and health efficiency overall . But on the other hand, we are not saying it's just everything outside . In my prepared comments, I did talk about continuous improvements in setting -- resetting, I would say, the cost base, but that can be done only to work together . So it's kind of a bilateral but there are some issues which we continue to push in terms of recoveries is wafer energy or commodity costs . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Got it . And just if I go to the slides last year, you targeted a pretty impressive $ 6 billion in free cash flow from ' 22 to ' 24 . If I look at the slides this year, the same period looks like it's adding up to something less than $ 2 billion . I mean what are the main drivers here? Is it just -- obviously, CapEx has stepped up . And kind of why is that, it's only been a year? And then I assume a lot of it's the margin weakness . Anything else from a working capital perspective that's sort of impacting that number that we should be considering? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Colin, it's Pat . When I think of where we were last and where we stand today, I think the biggest variances are a few, right? We talked -- Swamy touched earlier on the margin question, if we just focus out to 2025 . So we're impacted by we've seen significant volume, geopolitical issues in Europe that are driving volumes down for those effectively throughout our whole [level of] period, which drive the inflation significantly . If you think about our outlook, we provided last year, we updated in the appropriate book and reflect an additional $ 290 million primarily of energy cost . So we have -- and then the third thing, as Swamy said earlier, we were forced (inaudible) Russian operations . So you have on the P&L side, you have those factors driving our earnings . And then we have significant growth above where we expected last year . And when you think about that growth that flips into what we see in our cash flow statement, which is driving higher capital, whether it's accelerated, but it's significant capital to our growth . So long answer, but I think it's a combination of volumes, input costs offset and typically just the growth that's driving the cash . Operator Our next question is from the line of Rod Lache with Wolfe Research . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst As we look out to 2025 , you do have the (inaudible) get back to over $ 3 billion of EBIT is similar for you back in 2018 , but on much higher revenue and more capital than we saw back then . And I was just hoping you can address whether the business is structurally less profitable going forward . And I'm not -- I'm still not sure I understand what you're assuming with regard to the, I guess, it $ 680 million of higher input costs, the $ 150 million this year and the $ 530 million last year . Are you assuming that, that essentially gets recovered by mid - decade? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO So Rod, maybe I'll answer the second part of that question . Swamy can jump in on the first . On the -- so for 2022 versus 2021 , we had net input cost headwinds of $ 530 million . And that's what was reflected as an EBIT hit, I would say . As we move into 2023 , the additional $ 150 million is a combination of headwinds . We have inflationary costs primarily in Europe for -- well, labor is actually global, but we're seeing labor headwinds where we're operating the increases are in the mid - digits for above standard across the globe . And we also have continued energy headwinds in Europe . So those are the first two buckets driving headwinds into ' 23 . And the other part of it -- that's $ 100 million on a net basis, net of recoveries . The second part is scrap, and these are contractual scrap balances month to month per contract . So to answer your question, we have a $ 150 million incremental EBIT charge in ' 23 versus ' 22 . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Sorry, I was asking about whether you have that reversing by 2025 . The combination of these headwinds . Are you anticipating that in this $ 3 billion of EBIT that you're projecting by then that, that has been fully recovered or resolved now? FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO No . So it's -- a portion would roll off, Rod, as contracts launch . So you have a combination of old economics, new economics . And as we continue our business and you think about our launch period, these inflationary headwinds started hitting roughly this time last year . So as we move forward and launch new business, that will reflect new economics . So - - 2025 portion would reflect a combination of old and new . So the answer is somewhere in between . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director And some of this rollover changes, like labor inflation is going to be sticky and we have to offset that in terms of continuous improvements and other, call it, structural improvements going forward and accelerate the continuous improvement as we talked about . And to address the first part of your question, Rod, I'm confident that it is not a fundamental shift in the profile of the business, right? I think some of the things that we talked about is actually the transition of all these input cost effects and the higher investment that we're making for the businesses that we've won . I think as we transition through in the long - term, I believe there is no foundational or fundamental change in the profile of the business . So the 2018 , in terms of percentages of ratios, we can get back to . But I think the more important part is that's weighing on us is the uncertainty of what's going on in the industry right now . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst And just Swamy, just in light of what's happening in the market and strategies of some of your peers, are you still of the view that diversification is a net positive for Magna? Or just given the complexity of issues in different parts of the company that we've seen over years, is there more benefit from focus on and having some of the businesses you're kind of independent response? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes, Rod, I think if I understood your question, you're talking about the portfolio of products and the focus related question . I tend to kind of look at what's happening in the industry and how the kind of the future is going to be designed or how is it going to be sourced is changing . And our customers that are shifting their organization even, whether it is the sourcing side of things or engineering side of things to be looking at more highly integrated systems . Some of the OEMs have already changed their organizations to address their aspect of it . So I think we are at Magna not looking at body and chassis and seats and electronics and powertrain as independent . But more or less, what are the systems that are going to evolve going forward and how do we build those synergies to get a system approach solution to it . With that said, we continuously look at each of these products how they evolve and how relevant are they going forward and what synergy values that we can bring . And if they are not, as we have done in the past, we'll do what is necessary . Operator Our next question is from the line of Michael Glen with Raymond James . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Michael W . Glen - Raymond James Ltd . , Research Division - Director Just wanted to zone in a bit on the body and exteriors margins . Can you just highlight how the mega spend trend or incremental spending with megatrend is impacting that specific business? Is battery trade part of that segment? I guess I always thought it was somewhat agnostic to megatrends . But I'm just trying -- wondering if there's something there I should be thinking about? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I would say when we say it's agnostic, I think also the content that we have had and continue to have remains, although it evolves a little bit in material and process irrespective of the propulsion system . But an added addition to the product in that segment would be battery includes, right? As the electrification continues and we have the material mileage, the joining technologies as well as the asset base that has become a significant growth area . And we have seen that both in terms of wins of programs, but also you see the amount of investment we are making on business that's already been awarded . In some cases, it's expanding the volumes of the business that has been awarded . Michael W . Glen - Raymond James Ltd . , Research Division - Director Okay . And for that $ 900 million number, are you able to break that down across -- how that splits across the various segments? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I would say that $ 900 million is predominantly on the [CV] segment . As Pat talked about this year, whether it's electrification or electronics and so on are more, call it, engineering intensive . When we talk about BES, it's more capital intensive, right? But we also have to keep in mind that the asset base that we have, which is not program specific is an advantage for us, right? The new investments are related to the program specific once they come . And again, we follow the same philosophy of getting the right returns and looking at each of the programs . Michael W . Glen - Raymond James Ltd . , Research Division - Director Yes . Okay . And the $ 11 billion of new business wins that you spoke about . So a ; can you give some idea of how those spread across the various segments? And then as well, can you describe how the margin profile embedded in that $ 11 billion is different from what we've seen historically? Is it much lower on the front end of that versus what we've seen historically? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think as I said in my comments, I won't get into breaking up $ 11 billion by product line, but I definitely have mentioned and will repeat, it's across Magna . There is definitely an incremental business for the megatrend areas, and I talked about whether it's E - Drives, whether it's battery enclosures, whether it's driver monitoring systems and so on . And I just want to reiterate the business growth is always on the financial hurdles that we have followed before, which is return space, and the profile remains the same, right? So it is not a lower margins or lower hurdles financially . So I believe as we launch this business going forward, our returns profile and cash flow generation gets better . Operator And there are no further questions on the line at this time . I'll turn the presentation back to Swamy for any closing remarks . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Chris, and thanks, everyone, for listening into our call today . Industry conditions continue to be tough . We remain focused on controlling costs across the organization, improving underperforming operations and pursuing inflation recoveries from customers, all while executing our go - forward strategy . Enjoy the rest of your day, and thanks for listening again . Operator That does conclude the conference call for today . We thank you for your participation and ask that you please disconnect your lines . DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2023 , Refinitiv . All Rights Reserved . FEBRUARY 10, 2023 / 1:00PM, MG.TO - Q4 2022 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2023 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.